Exhibit 99.1

Contact:		Fresenius Medical Care AG & Co. KGaA
Oliver Maier		Else-Kröner-Str.1
Phone:	+ 49 6172 609 2601	61352 Bad Homburg
Fax:	+ 49 6172 609 2301	Germany
www.fmc-ag.com
North America:
Terry L. Morris
Phone:	+ 1 800 948 2538
Fax:	+ 1 615 345 5605

E-mail:	ir@fmc-ag.com	December 20, 2011

Investor News

Fresenius Medical Care Confirms Outlook on Targeted Earnings After
Tax and revises its Outlook for Full Year 2011 Revenue

Bad Homburg, Germany – Fresenius Medical Care AG & Co. KGaA (“the Company”), the world’s largest provider of dialysis products and services, today announced revised outlook for revenue to be approximately 1.0% to 2.0% below the US-Dollar 13 billion benchmark. The impact on the revenue is predominately due to significant weakening of the Euro and other currencies against the US-Dollar in the fourth quarter of 2011. Nevertheless, the Company continues to confirm its earnings after tax target in US-Dollar although expectations are that the net income attributable to the Company will be at the low end of the target range of US-Dollar 1,070 - 1,090m, principally due to the additional one-time costs incurred in 2011 related to acquisitions.

Ben Lipps, Chief Executive Officer and Chairman of the Management Board of Fresenius Medical Care: “The Company is having another excellent year in 2011, meeting also the challenges of the reimbursement reform in the United States, growing our business substantially in all regions and managing the integration of a number of significant acquisitions.”

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Fresenius Medical Care AG & Co. KGaA, December 20, 2011	1 of 2

About Fresenius Medical Care
Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2 million individuals worldwide. Through its network of 2,874 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 228,239 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer
This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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